UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05614L100
(CUSIP Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 05614L100

1	NAME OF REPORTING PERSON Daruma Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 45-2515607
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,420,028
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,101,561
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,101,561
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.37%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 05614L100

1	NAME OF REPORTING PERSON Mariko O. Gordon I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,420,028
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,101,561
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,101,561
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.37%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 05614L100
ITEM 1(a).	NAME OF ISSUER: Babcock & Wilcox Enterprises, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: The Harris Building 13024 Ballantyne Corporate Place Suite 700 Charlotte, North Carolina, 28277
ITEM 2(a).	NAME OF PERSON FILING: Daruma Capital Management, LLC Mariko O. Gordon
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1120 Avenue of the Americas 21st Floor New York, NY 10036
ITEM 2(c).	CITIZENSHIP: Delaware USA
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 05614L100
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
3,101,561
(b) Percent of class:
6.37%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Daruma Capital Management, LLC - 0 Mariko O. Gordon - 0
(ii) shared power to vote or to direct the vote:
Daruma Capital Management, LLC - 1,420,028 Mariko O. Gordon - 1,420,028
(iii) sole power to dispose or direct the disposition of:
Daruma Capital Management, LLC - 0 Mariko O. Gordon - 0
(iv) shared power to dispose or to direct the disposition of:
Daruma Capital Management, LLC - 3,101,561 Mariko O. Gordon - 3,101,561
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The 3,101,561 shares beneficially owned by Daruma Capital Management, LLC and Mariko O. Gordon are held in the accounts of private investment vehicles and managed accounts advised by Daruma Capital Management, LLC.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 05614L100
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14 2017	Daruma Capital Management, LLC By: /s/ Daniel L. Sendrowitz Name: Daniel L. Sendrowitz Title: Chief Compliance Officer
February 14 2017	Mariko O. Gordon By: /s/ Mariko O. Gordon Name: Mariko O. Gordon, CFA Title: Chief Executive Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 05614L100
The undersigned agree that this Schedule 13G dated February 14, 2017 relating to the Common Stock of Babcock & Wilcox Enterprises, Inc. shall be filed on behalf of the undersigned.

DARUMA CAPITAL MANAGEMENT, LLC

By: /s/ Daniel L. Sendrowitz
Name: Daniel L. Sendrowitz
Title: Chief Compliance Officer

MARIKO O. GORDON

By: /s/ Mariko O. Gordon
Name: Mariko O. Gordon, CFA
Title: Chief Executive Officer